Exhibit 4.3

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2020

Dated March 1, 2021

70 University Ave
Suite 1200
Toronto, ON M5J 2M4
www.acuityads.com

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Management’s discussion & analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results and financial position and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and twelve months ended December 31, 2020. This analysis should be read in conjunction with AcuityAds’ audited consolidated financial statements for the three and twelve months ended December 31, 2020 and related notes (the “Consolidated Financial Statements”). The Consolidated Financial Statements and extracts of those Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information. (Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as of March 1, 2021.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)”.

The term “Net Revenue” refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue margin” refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income (loss) after adjusting for finance costs, PPP Loan Forgiveness (as defined below), impairment loss, fair value gain, income taxes, foreign exchange gain (loss), depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

“Adjusted Net Income (Loss)” refers to net income (loss) after adjusting for non-cash items such as PPP Loan Forgiveness (as defined below), impairment loss, fair value gain, depreciation and amortization, non-cash income tax adjustment, share-based compensation and foreign exchange gain/loss. The Company believes that Adjusted Net Income (Loss) is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities on a cash basis. It is another key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results its ability to execute on its investing and business strategies, the benefits of the illumin platform, and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates or projections will be sustained.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, general business and economic conditions. The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate, and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect the Company’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favourable terms, or at all; and the health and safety of the Company’s employees.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in “Risk Factors” section of this MD&A and under the “Risk Factors” section of the Annual Information Form of the year ended December 31, 2020 (“2020 AIF”) available on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), powered by proprietary machine learning technology, is at the core of its business, accompanied by proprietary solutions for analytics- led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve some of the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain and throughout Latin America. Its key customers include both advertising agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses.

AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The Programmatic Marketing Platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The Programmatic Marketing Platform has the capability to process billions of bid requests on a daily basis.

The Programmatic Marketing Platform allows advertisers to purchase online advertisements in real-time using an ad-buying method whereby open online ad spots (called impressions) are traded via auctions on digital exchanges at market clearing prices in milliseconds. AcuityAds purchases impressions on behalf of advertisers through agreements with publishers directly and through agreements with supply side platforms (SSPs) and exchanges. Its technology platform benefits advertisers by enabling them to target audience segments based on a variety of first, second, and third- party data as well as manage their real-time bids for the advertising inventory most relevant for their campaigns. Real-time reporting enables advertisers to monitor relevant performance metrics and adjust budget allocations to optimize for audience reach and ad frequency and business outcomes (key performance indicators - KPIs).

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

In October 2020, AcuityAds officially launched illumin™, the next generation advertising automation technology, that offers advertisers the ability to plan, buy, optimize and report on omnichannel advertising programs from a single, intuitive user-interface. Advertisers can now map consumer journey playbooks across devices and communication channels, and execute in real-time using programmatic technology. illumin enables delivery of custom creative advertising based on audience receptivity (time, place and context), which has proven to increase both efficiency and overall return on advertising investments.

RESULTS OF OPERATIONS

Significant developments during the twelve months ended December 31, 2020 and to the date of this report include the following:

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic, which continues to spread throughout Canada and economies around the world. To date, the Canadian and US governments as well as businesses have mandated various measures, including: travel restrictions, restrictions on public gatherings, stay-at-home orders and advisories, and the quarantine of people who may have been exposed to the virus. In response, AcuityAds has changed its work environment and made arrangements to ensure compliance with all applicable health authority regulations.

Despite the COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continued to operate its business in the normal course. To date, none of the Company’s operations have closed down or have otherwise been materially affected by the COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Based on the most recent trends, the Company does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Company’s growth plans as the Company’s business is all online, the Company’s staff are generally able to work from home and demand for the Company’s products and services is growing as the Company’s customers increase their digital advertising budgets.

However, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients. See “Risk Factors”.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

On April 14, 2020, the Company entered into an amended loan and security agreement with Silicon Valley Bank. This amended loan agreement provides up to approximately US$21.85 million of capital, an increase from US$18 million previously, for working capital and general corporate purposes, subject to customary conditions. This amended loan agreement includes increased availability under a revolving credit facility that will mature on April 1, 2022, and a term loan facility of US$5.4 million that matures on April 1, 2024. The proceeds from the term loans were used to repay the Company’s then existing approximately $5 million of 12% subordinated debt, with the balance being available for general corporate purposes. On November 9, 2020 the Company and Silicon Valley Bank agreed to increase the availability under the term loan by an additional US$2.350 million to a total of US$7.75 million.

On May 5, 2020, the Company secured a loan of $1,894,693 (US$1,390,294) pursuant to the Paycheck Protection Program as part of the United States Coronavirus Aid, Relief and Economic Security Act. On October 12, 2020 the Company applied for the loan forgiveness in accordance with the terms of that program, and the loan was fully forgiven on November 25, 2020 (the “PPP Loan Forgiveness”). The total loan of $1,816,836 (US$ 1,390,294) was used to reduce salary costs on the Statement of Comprehensive Income (Loss), $1,282,208 for sales and marketing costs, $465,481 for technology costs, and $69,147 for general and administrative costs.

During the twelve months ended December 31, 2020, the Company received funding under the Government of Canada’s Canada Emergency Wage Subsidy (“CEWS”) program amounting to $947,576 which was used to reduce salary costs on the Comprehensive Statement of Income (Loss), $124,722 for sales and marketing costs, $733,102 for technology costs, and $89,752 for general and administrative costs.

During the twelve months ended December 31, 2020, the Company secured a $3 million commitment from the National Research Council’s Industrial Research Assistance Program (IRAP) that is expected to be paid between May 2020 and October 2021, subject to the Company meeting certain program requirements. During the three and twelve months ended December 31, 2020, the Company has received $567,408 and $1,386,108 of this commitment, and those amounts were used to reduce technology costs on the Consolidated Statement of Income (Loss).

On October 1, 2020, the Company officially launched illumin™, the next generation advertising automation technology, that offers advertisers the ability to plan, buy, optimize and report on omnichannel advertising programs from a single, intuitive user-interface.

On November 18, 2020, the Company received the Deloitte Enterprise Fast 15 award, a new award category as part of the Deloitte Technology Fast 50 program.

On December 4, 2020 the Company closed a bought deal offering comprised of 1,968,000 common shares issued from treasury and offered by the Company for gross proceeds to the Company of approximately $12 million (the “Treasury Offering”) and 1,804,000 common shares offered by certain of AcuityAds’ shareholders, namely 2794606 Ontario Ltd. and OV2 Capital Inc. (together, the “Selling Shareholders”), for gross proceeds to those selling shareholders of approximately $11 million (the “Shareholder Offering” and together with the Treasury Offering, the “Offering”).

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

SELECTED FINANCIAL INFORMATION

The following table presents selected summarized financial data for the Company for the three most recently completed financial years. The selected consolidated financial information set out below for Fiscal 2020, Fiscal 2019 and Fiscal 2018 has been derived from the Company’s audited annual Consolidated Financial Statements and related notes.

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Revenue	$104,894,048	$119,134,229	$70,236,017
By line of service:
Managed services	80,500,355	87,996,085	54,407,635
Self-service	24,393,693	31,138,144	15,828,382

Media Cost	50,808,810	61,711,918	33,858,046
Gross Profit	$54,085,238	$57,422,311	$36,377,971
Gross Margin	52%	48%	52%

Sales and marketing expenses	18,127,414	27,019,494	20,728,253
Research and development	13,156,538	13,801,435	6,151,332
General and administrative	5,918,740	7,873,489	6,860,473
Share-based compensation	998,307	1,410,467	1,136,757
Acquisition costs	-	1,289,920	2,264,580
Gain on contingent consideration	-	(3,066,799)	(805,920)
Impairment loss of intangible assets and goodwill	-	3,231,048	4,072,961
Depreciation and amortization	8,894,174	8,123,877	6,034,389
Income (loss) from operations	$6,990,065	$(2,260,619)	$(10,064,854)

Finance costs	1,663,039	2,493,711	2,094,955
Foreign exchange loss	138,335	699,968	21,161
	1,801,374	(5,454,298)	(12,180,970)

Income taxes	1,497,701	153,107	(902,779)
Net income (loss) for the year	3,690,990	(5,607,405)	(11,278,191)

Loss per share (basic and diluted)	0.07	(0.12)	(0.29)
Adjusted EBITDA	15,798,119	9,714,371	2,840,943

Total Assets	72,433,499	69,358,979	67,599,068
Total non-current liabilities	10,725,906	7,078,899	8,813,530
Working Capital	26,763,590	1,725,793	(4,505,269)

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Results for the three and twelve months ended December 31, 2020 and 2019

The following table provides selected financial information from the consolidated statements of comprehensive income (loss) for the three and twelve months ended December 31, 2020 and 2019:

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$35,057,316	$38,536,725	$104,894,048	$119,134,229
By line of service:
Managed services	27,775,862	27,452,636	80,500,355	87,996,085
Self-service	7,281,454	11,084,089	24,393,693	31,138,144
By geography:
US	26,397,973	29,001,337	78,832,978	85,630,542
Canada	4,122,582	4,250,618	11,847,380	14,751,574
Other	4,536,761	5,284,770	14,213,690	18,752,113
Gross Profit (Net Revenue)	18,260,068	19,563,077	54,085,238	57,422,311
Adjusted EBITDA[1]	$7,819,969	$6,012,051	$15,798,119	9,714,370
Income (loss) from operations	6,577,954	2,832,410	6,990,065	(2,260,619)
Net income (loss)	4,165,399	1,995,245	3,690,990	(5,607,405)
Adjusted net income (loss)[1]	$7,063,270	$5,219,674	$13,183,670	$4,791,155
Net income (loss) per share (basic and diluted)[2]	0.08	0.04	0.07	(0.12)

(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 1,099,687 (2019 - 2,258,971) common shares and 40,621 (2019 - 2,492,040) warrants were outstanding as at December 31, 2020. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the period ended December 31, 2020 and 2019 because their inclusion would have been anti-dilutive.

Three months ended December 31, 2020 and 2019

Revenue for the three months ended December 31, 2020 was $35,057,316, a decrease of $3,479,409 from $38,536,725 for the three months ended December 31, 2019. Sales of the Company’s managed services platform for the three months ended December 31, 2020 were $27,775,862, an increase of $323,326 from $27,452,636 for the three months ended December 31, 2019. Sales of the Company’s self-service platform for the three months ended December 31, 2020 were $7,281,454, a decrease of $3,802,635 from $11,084,089 for the three months ended December 31, 2019. The decrease in total revenue for the three months ended December 31, 2020 was primarily a result of reduced client spend due to the COVID-19 pandemic, primarily from the travel, leisure, and entertainment industries.

Revenue generated in the United States for the three months ended December 31, 2020 was $26,397,973, a decrease of $2,603,364 from $29,001,337 for the three months ended December 31, 2019. Revenue generated in Canada for the three months ended December 31, 2020 was $4,122,582, a decrease of $128,036 from $4,250,618 for the three months ended December 31, 2019.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Adjusted EBITDA for the three months ended December 31, 2020 was $7,819,969, an increase of $1,807,918 from $6,012,051 for the three months ended December 31, 2019. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher gross margins and management’s focus on cost containment.

Net income (loss) for the three months ended December 31, 2020 was $4,165,399, an increase of $2,170,154 from $1,995,245 for the three months ended December 31, 2019. The increase in net income was primarily due to the decrease in costs and higher margins.

Twelve Months Ended December 31, 2020 and 2019

Revenue for the twelve months ended December 31, 2020 was $104,894,048, a decrease of $14,240,181 from $119,134,229 for the twelve months ended December 31, 2019. Sales of the Company’s managed services platform for the twelve months ended December 31, 2020 were $80,500,355, a decrease of $7,495,730 from $87,996,085 for the twelve months ended December 31, 2019. Sales of the Company’s self-service platform for the twelve months ended December 31, 2020 were $24,393,693, a decrease of $6,744,451 from $31,138,144 for the twelve months ended December 31, 2019. The decrease in total revenue for the twelve months ended December 31, 2020 was a result of several factors, including reduced client spend due to the COVID-19 pandemic and management’s focus to reduce low margin customer campaigns.

Revenue generated in the United States for the twelve months ended December 31, 2020 was $78,832,978, a decrease of $6,797,564 from $85,630,542 for the twelve months ended December 31, 2019. Revenue generated in Canada for the twelve months ended December 31, 2020 was $11,847,380, a decrease of $2,904,194 from $14,751,574 for the twelve months ended December 31, 2019.

Adjusted EBITDA for the twelve months ended December 31, 2020 was $15,798,119, an increase of $6,083,748 from $9,714,371 for the twelve months ended December 31, 2019. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher gross margins, management’s focus on cost containment and various Canadian government subsidies.

Net income (loss) for the twelve months ended December 31, 2020 was $3,690,990, an increase of $9,298,395 from ($5,607,405) for the twelve months ended December 31, 2019. The increase in net income of $9,298,395 was primarily due to a decrease in costs.

The Company’s revenues and operating results may vary from quarter to quarter as a result of a variety of factors, some of which are outside of the Company’s control, including seasonality and cyclicality, and, in fiscal 2020, to the implications of the current COVID-19 pandemic.

Seasonality may be affected by customer mix, such that retail advertisers may concentrate their advertising spending with AcuityAds in the fourth quarter while entertainment advertisers may concentrate their spending to coincide with the launch and display of content, such as television shows or movies. The Company’s rapid growth has led to fluctuating overall operating results due to investments in AcuityAds’ sales and marketing and research and development from quarter to quarter and increases in employee headcount. As a result of these factors, one quarter’s operating results are not necessarily indicative of a future quarter’s operating results.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Net Revenue

The following table sets out a reconciliation of Net Revenue to Revenue for each of the periods indicated:

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$35,057,316	$38,536,725	$104,894,048	$119,134,229
Media costs	16,797,248	18,973,648	50,808,810	61,711,918
Net Revenue	18,260,068	19,563,077	54,085,238	57,422,311
Net Revenue margin	52%	51%	52%	48%

Three months ended December 31, 2020 and 2019

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the three months ended December 31, 2020, media costs were $16,797,248 compared to $18,973,648 for the three months ended December 31, 2019. The decrease of $2,176,400 in media costs was attributable to the decreased revenue during the period. Net revenue margin was 52% for the three months ended December 31, 2020 compared to 51% for the three months ended December 31, 2019. The increase in margin was attributable to the new enhanced AI platform.

Twelve Months Ended December 31, 2020 and 2019

For the twelve months ended December 31, 2020, media costs were $50,808,810 compared to $61,711,918 for the twelve months ended December 31, 2019. The decrease of $10,903,108 in media costs was attributable to the decreased revenue during the period. Net revenue margin was 52% for the twelve months ended December 31, 2020 compared to 48% for the twelve months ended December 31, 2019. The increase in margin was attributable to both the new enhanced AI platform and management’s focus on reducing low margin customer campaigns.

AcuityAds Holdings Inc. Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Reconciliation of net income (loss) to Adjusted EBITDA for the three and twelve months ended December 31, 2020 and 2019

The following table presents a reconciliation of Net Income (Loss) to Adjusted EBITDA for the periods indicated:

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Net income (loss) for the period	$4,165,399	$1,995,245	$3,690,990	$(5,607,405)
Adjustments:
Finance costs	358,844	571,692	1,663,039	2,493,711
Foreign exchange gain (loss)	669,294	228,491	138,335	699,968
Paycheck Protection Program
loan forgiveness	(1,816,836)	-	(1,816,836)	-
Impairment loss	-	3,231,048	-	3,231,048
Fair value gain	-	(3,066,799)	-	(3,066,799)
Depreciation and amortization	2,253,557	2,610,214	8,894,174	8,123,877
Income taxes	105,717	36,982	219,001	153,107
Non cash income tax adjustment	1,278,700	-	1,278,700	-
Share-based compensation	513,156	221,475	998,307	1,410,467
Acquisition integration costs	-	-	-	1,289,920
Severance expenses	4,231	117,630	245,365	654,525
Non recurring expenses	287,907	66,073	487,044	331,952
Total adjustments	3,654,570	4,016,806	12,107,129	15,321,776
Adjusted EBITDA	$7,819,969	$6,012,051	$15,798,119	$9,714,371

Three months ended December 31, 2020 and 2019

Adjusted EBITDA for the three months ended December 31, 2020 was $7,819,969 compared to $6,012,051 for the three months ended December 31, 2019. The year-over-year increase of $1,807,918 in Adjusted EBITDA was primarily attributable to higher gross margins and management’s focus on cost containment.

Twelve Months Ended December 31, 2020 and 2019

Adjusted EBITDA for the twelve months ended December 31, 2020 was $15,798,119 compared to $9,714,371 for the twelve months ended December 31, 2019. The year-over-year increase of $6,083,748 in Adjusted EBITDA was primarily attributable to higher gross margins, management’s focus on cost containment and various Canadian government subsidies.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and twelve months ended December 31, 2020 and 2019:

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Sales and marketing	$4,503,996	$8,196,015	$18,127,414	$27,019,494
Technology	3,336,948	3,192,994	13,156,538	13,801,435
General and administrative	1,074,457	2,345,720	5,918,740	7,873,489
Share-based compensation	513,156	221,475	998,307	1,410,467
Acquisition integration costs	-	-	-	1,289,920
Depreciation and amortization	2,253,557	2,610,214	8,894,174	8,123,877
Finance costs	358,844	571,692	1,663,039	2,493,711
Foreign exchange (gain) loss	669,294	228,491	138,335	699,968

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services and products. The costs include all salary and benefit costs, personnel costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses, for the sales, marketing, and account management teams. Sales and marketing expenses for the three months ended December 31, 2020 were $4,503,996, a decrease of $3,692,019 compared to the same period of the prior year. The year-over-year decrease was primarily related to management’s execution of cost optimization initiatives. The PPP Loan Forgiveness contributed $1,282,208 in salary-related cost savings. Sales and marketing expenses represented 13% of revenue for the three months ended December 31, 2020, compared to 21% for the same period of the prior year. Excluding the amounts related to the PPP Loan Forgiveness, sales and marketing expenses represented 17% of revenue for the three months ended December 31, 2020.

Sales and marketing expenses for the twelve months ended December 31, 2020 were $18,127,414, a decrease of $8,892,080 compared to the same period of the prior year. The year-over-year decrease was primarily related to management’s execution of cost optimization initiatives and the PPP Loan Forgiveness noted above. Sales and marketing expenses represented 17% for the three months ended December 31, 2020, compared to 23% for the same period of the prior year. Excluding the amounts related to the PPP Loan Forgiveness, sales and marketing expenses represented 19% for the year ended December 31, 2020.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs comprise of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the three months ended December 31, 2020 were $3,336,948, an increase of $143,954 compared to the same period of the prior year. Excluding capitalization, government grants, and the PPP Loan Forgiveness, during the three months ended December 31, 2020, technology expenses increased by $779,095 compared to the same period from the prior year. Excluding capitalization, government grants, and the PPP Loan Forgiveness, for the three months ended December 31, 2020, technology expenses represented 12% of revenue compared to 9% for the same period of the prior year.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Technology expenses for the twelve months ended December 31, 2020 were $13,156,538, a decrease of $644,897 compared to the same period of the prior year. Excluding capitalization, government grants and the PPP Loan Forgiveness, during the twelve months ended December 31, 2020, technology expenses increased by $997,025 compared to the same period of the prior year. Excluding capitalization, government grants, and the PPP Loan Forgiveness, for the three months ended December 31, 2020, technology expenses represented 12% of revenue compared to 9% for the same period of the prior year. Excluding capitalization, government grants, and the PPP Loan Forgiveness, for the twelve months ended December 31, 2020, technology expenses represented 15% of revenue compared to 13% for the same period of the prior year.

During the three months ended December 31, 2020, the Company capitalized $5,393 of development costs relating to revenue generating technology. During the twelve months ended December 31, 2020, the Company capitalized $393,008 of development costs relating to revenue generating technology.

During the three months ended December 31, 2020, the Company received $567,408 in government grants related to technology from IRAP. During the twelve months ended December 31, 2020, the Company received $2,119,100 in government grants related to technology, $1,386,108 was received from IRAP and $733,102 was received from CEWS.

During the three and twelve months ended December 31, 2020, the Company received $465,481 from the PPP Loan Forgiveness related to technology.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the three months ended December 31, 2020 were $1,074,457, a decrease of $1,271,263 compared to the same period of the prior year. General and administrative expenses for the twelve months ended December 31, 2020 were $5,918,740, a decrease of $1,954,749 compared to the same period of the prior year. The PPP Loan Forgiveness reduced General and administrative expenses by $69,147. For the three months ended December 31, 2020, General and administrative expenses represented 3% of revenue compared to 6% for the same period of the prior year. For the twelve months ended December 31, 2020, General and administrative expenses represented 6% of revenue compared to 7% for the same period of the prior year.

Share-based compensation

Share-based compensation expenses for the three months ended December 31, 2020 were $513,156, an increase of $291,681 from $221,475 for the three months ended December 31, 2019. Share-based compensation expenses for the twelve months ended December 31, 2020 were $998,307, a decrease of $412,160 from $1,410,467 for the twelve months ended December 31, 2019.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Acquisition integration costs

Acquisition integration expenses of $nil were incurred during the three months ended December 31, 2020, compared to $nil incurred for the three months ended December 31, 2019. Acquisition integration expenses of $nil were incurred during the twelve months ended December 31, 2020, compared to $1,289,920 incurred for the twelve months ended December 31, 2019.

Depreciation and amortization

Depreciation and amortization for the three months ended December 31, 2020 were $2,253,557, a decrease of $356,657 compared to the same period of the prior year. Depreciation and amortization for the twelve months ended December 31, 2020 were $8,894,174, an increase of $770,297 compared to the same period of the prior year. The year-over-year increase was attributable to the increase in right of use of assets.

Finance costs

Finance costs for the three months ended December 31, 2020 were $358,844, a decrease of $212,848 compared to the same period of the prior year. Finance costs for the twelve months ended December 31, 2020 were $1,663,039, a decrease of $830,672 compared to the same period of the prior year. The decrease in Finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year.

Foreign exchange gain (loss)

Foreign exchange gain (loss) consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar and the Euro. The Company recorded a net foreign exchange loss of $669,294 for the three months ended December 31, 2020 compared to $228,491 for the three months ended December 31, 2019. The Company recorded a net foreign exchange loss of $138,335 for the twelve months ended December 31, 2020 compared to $699,938 for the twelve months ended December 31, 2019.

To date, the Company does not hedge foreign currency transactions but may elect to do so in the future if it is determined to be advantageous.

Deferred tax reversal

During the three months ended December 31, 2020, the Company had a deferred tax reversal of $1,278,700 compared to $nil in the same period of the prior year. During the twelve months ended December 31, 2020, the Company had a deferred tax reversal of $1,278,700 compared to $nil in the same period of the prior year.

OUTLOOK

While the impact of the COVID-19 pandemic has created short-term uncertainty with respect to the Company’s revenues, Adjusted EBITDA and net income, the Company still expects to continue to grow these measures in the medium to long term once the impact of the COVID-19 pandemic has subsided.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

See “Forward-Looking Information”.

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The unaudited quarterly information, other than Adjusted EBITDA, has been prepared in accordance with IFRS.

	Quarter Ended
	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sept 30, 2019	Jun. 30, 2019	Mar. 31, 2019
Revenue	$35,057,316	$26,064,322	$19,556,810	$24,215,600	$38,536,725	$26,864,507	$25,811,114	$27,921,884
Adjusted EBITDA	7,819,968	4,034,402	$2,141,178	$1,802,569	$6,012,050	$1,613,770	$1,072,326	$1,016,224
Adjusted Net income (loss)	$7,063,270	$3,741,924	$1,378,528	$999,946	$5,219,673	$738,996	$(662,372)	$(505,141)
Net income (loss)	$4,165,399	$921,220	$(1,600,405)	$204,774	$1,995,245	$(1,360,006)	$(3,461,394)	$(2,781,250)
Net income (loss) per share:	$0.07	$0.02	$(0.03)	$0.00	$0.04	$(0.03)	$(0.07)	$(0.07)
Weighted average number of shares outstanding (000’S)	52,855,998	50,312,701	49,523,122	48,997,938	47,814,816	47,744,143	46,931,380	41,252,050

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Cash and restricted cash	$22,638,300	$7,507,122
Working capital(1)	26,763,590	1,725,794
Total assets	72,433,499	69,358,979
Current liabilities	29,657,005	46,680,614
Other non-current liabilities	10,725,906	7,078,900
Shareholders’ equity	32,050,588	15,599,465

(1) Working capital is defined as current assets less current liabilities.

As at December 31, 2020, the Company had cash and cash equivalents and restricted cash of $22,638,300 compared to $7,507,122 as at December 31, 2019.

Cash flows generated from operations were $19,292,815 during the twelve months ended December 31, 2020 as compared to $640,854 during the twelve months ended December 31, 2019. The increase in cash flows generated in operations was primarily a result of increased working capital and reduced costs.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Cash flows used in investing activities were $5,316,521 during the twelve months ended December 31, 2020, compared to $8,483,695 during the twelve months ended December 31, 2019. The decrease was primarily due to a reduction in capitalized technology costs and reduced capital expenditures.

Cash flows generated from financing activities were $1,254,884 during the twelve months ended December 31, 2020, compared to $7,235,294 during the twelve months ended December 31, 2019. The decrease was primarily due to the increase in repayment of the line of credit and term loan in fiscal 2020 and the equity financing completed in fiscal 2019.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

Common Shares

Changes in the number of issued common shares from December 31, 2019 to December 31, 2020 are as follows:

Number of Common Shares
Balance December 31, 2019	47,824,212
Shares issued - Equity raise	1,968,000
Shares issued -Warrants exercised	1,417,623
Shares issued -Options exercised	1,133,482
Shares issued - DSU’s exercised	1,078,707
Balance December 31, 2020	53,422,024

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Equity Incentive Plans

The Company has an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its existing stock option plan, and has stopped issuing new deferred share units (“DSUs”) under its existing deferred share unit plan; however previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees and consultants (in the case of stock options, performance share units (“PSUs”) and restricted share units (“RSUs”)) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the stock option plan, the deferred share unit plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. The total availability under the new plan is currently 8,013,304 equity-based awards.

Preference Shares

While the Company is authorized to issue and unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan and the stock option plan:

	December 31, 2020		December 31, 2019
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding - Beginning of year	3,409,886	1.45	3,097,220	1.63
Granted	395,000	1.69	1,153,500	1.60
Forfeited or cancelled	(770,885)	1.20	(600,667)	2.84
Exercised	(1,133,482)	1.29	(240,167)	0.96
Options outstanding - End of period	1,900,519	1.70	3,409,886	1.44
Options exercisable - End of period	1,099,687	2.02	2,258,971	1.46

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Deferred Share Units

During the three and twelve months ended December 31, 2020, the Company issued nil and 204,008 (2019 - 93,804 and 316,304, respectively) DSUs to employees, officers, directors and consultants of the Company. During the three and twelve months ended December 31, 2020, 316,889 and 981,578 (2019 - 74,539 and 140,858, respectively) DSUs were exercised. As of December 31, 2020, the Company had 1,219,619 DSUs outstanding.

Restricted Share Units

During the three and twelve months ended December 31, 2020, the Company issued 231,666 and 1,321,074 (2019 - nil and nil, respectively) RSUs to employees, officers, directors and consultants of the Company. During the three and twelve months ended December 31, 2020, 97,129 and 97,129 (2019 - nil and nil, respectively) RSUs were exercised. As of December 31, 2020, the Company had 1,223,945 RSUs outstanding.

Warrants

For the three months ended December 31, 2020, the Company issued nil warrants and during the same period, 277,505 warrants were exercised. For the twelve months ended December 31, 2020, the Company issued nil warrants and during the same period, 1,417,623 warrants were exercised. As a result, as of December 31, 2020, the Company had 40,621 warrants outstanding.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	December 31, 2020
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligations	6,892,017	7,315,497	3,366,199	3,949,298	-
	40,382,911	41,239,161	30,172,707	11,066,454	-

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

	December 31, 2019
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	26,330,763	26,330,763	26,330,763
Revolving line of credit	15,384,498	15,384,498	15,384,498	-	-
International Loans	2,443,319	2,443,319	1,006,653	1,436,666	-
Term loans	3,452,331	3,452,331	1,210,500	2,241,831	-
Lease Obligations	6,148,603	6,499,839	2,990,552	3,252,263	257,024
	53,759,514	54,110,750	46,922,966	6,930,760	257,024

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2019, the Company issued to each of the four founders of the Company a non-interest loan of $60,000. The loan was fully repaid during the year ended December 31, 2020.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the period the ending December 31, 2020, the Company has not adopted any new accounting policies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of AcuityAds is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities on a timely basis, particularly during the period in which the annual filings are being prepared, so that appropriate decisions can be made regarding public disclosure.

As required by NI 52-109, an evaluation of the adequacy of the design (quarterly) and effective operation (annually) of the Company’s disclosure controls and procedures was conducted under the supervision of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as at December 31, 2020. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures were effective as at December 31, 2020.

Management of the Company is responsible for designing and evaluating the effectiveness of internal controls over financial reporting for the Company as defined under NI 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting using the Integrated Control - Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

As required by NI 52-109, management, including the CEO and CFO, evaluated the adequacy of the design (quarterly) and the effective operation (annually) of the Company’s internal control over financial reporting as defined in NI 52-109, as at December 31, 2020. In making this assessment, management, including the CEO and CFO, used the framework set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the Company’s internal controls over financial reporting, as defined by NI 52-109, were effective as at December 31, 2020.

AcuityAds Holdings Inc.
Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

There have been no changes to AcuityAds’ internal controls over financial reporting that occurred during the quarter and year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, AcuityAds’ internal control over financial reporting.

OUTSTANDING SHARE DATA

As of March 1, 2021, 53,516,945 common shares and no preference shares were issued and outstanding. In addition, as of March 1, 2021, there were 1,900,519 stock options outstanding, each of which represents the right to acquire one Common Share, with exercise prices ranging from $0.64 to $4.60 per share. As at March 1, 2021, there were 1,166,952 DSUs outstanding under the Company’s deferred share unit plan, each of which represents the right to acquire one common share when the participant is no longer rendering service to the Company. As at March 1, 2021, there were 1,223,945 RSUs outstanding under the Company’s deferred share unit plan, each of which represents the right to acquire one common share when the participant is no longer rendering service to the Company. As at March 1, 2021, there were 1,700 warrants outstanding, each of which represents the right to acquire one Common Share, with exercise prices of $1.55 per share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the 2020 AIF dated March 1, 2021 which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s shares are listed on the TSX under the symbol “AT”.